

August 9, 2011

Via E-mail
Steve Filton
Chief Financial Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

> **Re:** **Universal Health Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **File No. 001-10765**

Dear Mr. Filton:

We have reviewed your July 15, 2011 response to our July 6, 2011 letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing as requested or by providing the requested information, as applicable. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment you file or information you provide in response to these comments, we may have further comments.

Form 10-K for the Year Ended December 31, 2010
Notes to Consolidated Financial Statements
6) Income Taxes, page 123

1. Refer to your response to prior comment one. Please clarify in proposed disclosure to be included in future periodic reports why net income attributable to non-controlling interests is reflected on a gross basis and does not include any income tax provision/benefit.

<u>Definitive Proxy Statement on Schedule 14A</u>
<u>Compensation Discussion and Analysis, page 24</u>

2. We note your response to our prior comment 4 as well as your proposed supplemental disclosure to be included in future definitive proxy statements. Please amend your annual report on Form 10-K to disclose these additional material terms of your cash bonus for Ms. Osteen and Mr. Wright.

    You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the processing of your response as well as any questions on comment one. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679.

                                    Sincerely,

                                    /s/ Jim B. Rosenberg

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant